August 16, 2023

Ms. Claudette Ransom
Mail Stop 6628
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Form 19b-4(e) – Cboe BYX Exchange, Inc.

Ms. Ransom,

On behalf of Cboe BYX Exchange, Inc., enclosed please find one (1) executed Form 19b-4(e) and 9 copies. The enclosed Form 19b-4(e) contains information regarding two (2) derivative securities products that commenced trading on Cboe BYX Exchange on August 8, 2023. Please contact me if you any questions in connection with this matter.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913.815.7121
Signature executed at 8:00am on 08/16/23

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
   Cboe BYX Exchange, Inc.
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
   See Attached.
3. Class of New Derivative Securities Product:
   See Attached.
4. Name of Underlying Instrument:
   See Attached.
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
   See Attached.
6. Ticker Symbol(s) of New Derivative Securities Product:
   See Attached.
7. Market or Markets Upon Which Securities Comprising Underlying Instrument
   Trades: See Attached.
8. Settlement Methodology of New Derivative Securities Product:
   Trades Locked in at Exchange and settled at NSCC.
9. Position Limits of New Derivative Securities Product (if applicable):
   Not Applicable.

23007971

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form:
Kyle Murray

Title:
VP, Legal Head of Global Listings

Telephone Number:
913-815-7121

Manual Signature of Official Responsible for Form: Kyle Murray [Signature executed at 8:00am on 08/16/23]

Date:
August 16, 2023

ATTACHMENT TO FORM 19b-4(e)
FOR NEW DERIVATIVE SECURITIES PRODUCTS ("NDSPs") TRADED ON CBOE BYX EXCHANGE, INC. COMMENCING ON AUGUST 8, 2023

(6) Ticker Symbol	(2) Type of Issuer of NDSP	(3) Class of NDSP	(4) Name of Underlying Instrument	(1) Market(s) upon Which Securities Comprising Underlying Instrument Trades	(5) Broad or Narrow
TGLR	Trust	Managed Fund Shares	Equity Securities	U.S.	N/A
NFLY	Trust	Exchange Traded Fund	Netflix	U.S.	N/A